                                                 Filed by Wells Fargo & Company
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                         Subject company: Wells Fargo & Company
                                                  Commission File No. 001-02979



                          Conference Call Materials
                               (April 11, 2000)


BOB:

THIS IS BOB STRICKLAND FROM WELLS FARGO INVESTOR RELATIONS. ON THE CALL TODAY WE HAVE LES BILLER, WELLS FARGO'S VICE CHAIRMAN AND CHIEF OPERATING OFFICER, ROSS KARI, EVP AND CFO OF WELLS FARGO, AND JOHN GANOE, EVP OF CORPORATE DEVELOPMENT. THEY HAVE ABOUT 5 MINUTES OF PREPARED COMMENTS AND THEN WE'LL OPEN THE CALL UP TO QUESTIONS. BUT FIRST, WE NEED THE STANDARD SECURITIES LAW DISCLOSURE. IN TODAY'S CALL WE WILL MAKE FORWARD LOOKING STATEMENTS ABOUT SPECIFIC ITEMS OF INCOME AND THE BALANCE SHEET FOR WELLS FARGO. THE LEVEL OF THESE ITEMS ACTUALLY REALIZED IN THE FUTURE MIGHT DIFFER MATERIALLY FROM THE LEVELS WE ANTICIPATE. IN THE PRESS RELEASE ANNOUNCING THE TRANSACTION WE HAVE INCLUDED ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM WHAT WE NOW EXPECT.

LES:

THANK YOU FOR JOINING US TODAY. WE ARE EXCITED ABOUT THE OPPORTUNITIES THE MERGER OF WELLS FARGO AND FIRST SECURITY BRINGS FOR OUR CUSTOMERS, COMMUNITIES AND SHAREHOLDERS.

FIRST, A QUICK OVERVIEW OF FIRST SECURITY. THEY ARE THE 2ND LARGEST INDEPENDENT BANK HOLDING COMPANY IN THE WESTERN UNITED STATES. THEY OPERATE 333 BANKING OFFICES IN SEVEN WESTERN STATES, ALL WITHIN THE WELLS FARGO FOOTPRINT, WITH LEADING MARKET SHARE IN UTAH AND IDAHO. AS SHOWN ON SLIDE NUMBER 3, WITH THIS MERGER, WELLS FARGO WILL NOW HAVE LEADING MARKET SHARE IN THE FAST GROWING WESTERN STATES OF UTAH, IDAHO, NEW MEXICO AND NEVADA. WE ALSO STRENGTHEN OUR PRESENCE IN CALIFORNIA, OREGON AND WYOMING.

THE DEAL STRUCTURE IS SHOWN ON SLIDE 4. UNDER TERMS OF THE AGREEMENT, APPROVED BY THE BOARDS OF BOTH COMPANIES, FIRST SECURITY SHAREHOLDERS WILL RECEIVE 0.355 SHARES OF WELLS FARGO COMMON STOCK FOR EACH SHARE OF FIRST SECURITY COMMON STOCK. A TOTAL OF APPROXIMATELY 71,600,000 SHARES OF WELLS FARGO STOCK WILL BE ISSUED, BASED ON THE TREASURY METHOD. AT A WELLS FARGO SHARE PRICE OF $39.75 THE DEAL IS WORTH APPROXIMATELY $2.8 BILLION. IT WILL BE ACCOUNTED FOR AS A POOLING OF INTERESTS AND WILL BE A TAX-FREE EXCHANGE FOR FIRST SECURITY SHAREHOLDERS. WE EXPECT THE MERGER TO CLOSE IN THE SECOND HALF OF THIS YEAR.

THE DEAL PRICING MULTIPLES ARE SHOWN ON SLIDE 5.   WE ARE PAYING 1.56X BOOK
AND 11.8X PRICE TO ESTIMATED 2000 EARNINGS. WE THINK THIS PRICE IS VERY REASONABLE CONSIDERING THE VALUABLE FRANCHISE FIRST SECURITY HAS.

ROSS WILL NOW DISCUSS THE FINANCIAL ASSUMPTIONS USED FOR THIS MERGER.

ROSS:

THE MERGER WILL BE ACCRETIVE IMMEDIATELY TO WELLS FARGO EARNINGS PER SHARE, EXCLUDING MERGER RELATED EXPENSES AND ANY SPECIAL CHARGES TAKEN BY FIRST SECURITY BEFORE THE MERGER CLOSES. THE MERGER EXCEEDS OUR IRR HURDLE RATE OF 15 PERCENT.

WE USED VERY CONSERVATIVE FINANCIAL ASSUMPTIONS. WE ASSUMED $1.20 CORE EPS IN 2000 FOR FIRST SECURITY, WHICH IS CONSISTENT WITH THE CONSERVATIVE ESTIMATES CURRENTLY AVAILABLE FOR FIRST SECURITY. WE HAVE INCLUDED NO REVENUE SYNERGIES IN OUR MODEL AND USED CONSERVATIVE CORE REVENUE GROWTH RATE ASSUMPTIONS. WE HAVE COUNTED ONLY $125 MILLION, OR 15% EXPENSE TAKEOUTS AND ALLOWED FOR UP TO $375 MILLION OF MERGER AND INTEGRATION RELATED COSTS.

WE'VE ALSO ASSUMED $1.2 BILLION OF DEPOSITS WOULD NEED TO BE DIVESTED FOR ANTI-TRUST REASONS.

WE ARE COMFORTABLE THAT ALL OF THESE FINANCIAL ASSUMPTIONS ARE VERY CONSERVATIVE AND THEY STILL YIELD AN ATTRACTIVE RETURN.

NOW JOHN WILL DISCUSS OUR DUE DILIGENCE PROCESS AND FURTHER EXPLAIN WHY WE LIKE THIS MERGER.

JOHN:

AS MOST OF YOU KNOW, I HAVE HAD THE OPPORTUNITY TO LOOK AT HUNDREDS OF DEALS DURING MY CAREER AT NORWEST AND NOW WELLS FARGO. I HAVE ALSO WALKED AWAY FROM HUNDREDS OF DEALS IF THE SENIOR MANAGEMENT TEAM AND I WERE UNCOMFORTABLE WITH THE PRICE, TERMS, OR DUE DILIGENCE RESULTS. WHILE THIS DEAL WAS COMPLETED QUICKLY, WE HAVE COMPLETED A THOROUGH DUE DILIGENCE PROCESS. WE

HAD 150 EXPERIENCED WELLS FARGO TEAM MEMBERS AT FIRST SECURITY FOR OVER 3 DAYS. AS A RESULT OF OUR DUE DILIGENCE PROCESS, THE SENIOR MANAGEMENT TEAM AT WELLS FARGO AND I FEEL VERY CONFIDENT IN THE FINANCIAL ASSUMPTIONS WE USED
IN THIS MERGER.

WE LIKE THIS MERGER BECAUSE IT PROVIDES DOMINANT MARKET POSITION IN UTAH, IDAHO, NEVADA AND NEW MEXICO. WE REALLY LOOK AT THIS DEAL AS BEING SIMILAR TO THE HUNDREDS OF OTHER FILL-IN ACQUISITIONS WE HAVE DONE IN OUR BANKING STATES - IT STRENGTHENS OUR PRESENCE IN STATES WE ALREADY DO BUSINESS IN.

THIS MERGER IS A CULTURAL FIT WITH WELLS FARGO'S REGIONAL APPROACH TO BANKING AND ALTHOUGH WE DID NOT ASSUME ANY REVENUE GROWTH IN OUR MODELING, IT DOES EXPAND OUR CUSTOMER BASE FOR CROSS-SELLING ADDITIONAL PRODUCTS.

LES, ROSS AND I WOULD NOW BE HAPPY TO ANSWER ANY QUESTIONS YOU MAY HAVE.

                              WELLS FARGO & COMPANY
                                  MERGER WITH
                          FIRST SECURITY CORPORATION





                                           Conference Call (415-904-7330)
                                                          April 11, 2000
                                                              3 p.m. EST

                         FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements about the financial condition, results of operations and business of Wells Fargo on a pro forma basis assuming completion of the proposed merger transaction with First Security. These forward-looking statements include those relating to: (a) the internal rate of return to Wells Fargo expected to be generated by the merger;
(b) the expected percentage accretion from the merger to Wells Fargo's cash and GAAP earnings per share; (c) the expenses expected to be incurred by Wells Fargo to integrate the two companies; (d) the cost savings expected to be realized by Wells Fargo from combining the two companies; (e) the accounting method expected to be used by Wells Fargo to account for the merger; (f) the business opportunities and strategies expected to be available to Wells Fargo and First Security following the merger; (g) the anticipated closing date of the merger; and (h)other statements that include the words "believes," "expects," "anticipates, ""intends," "estimates," "should" or similar expressions.

These forward-looking statements involve risks and uncertainties. Factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements include, among other things, the following possibilities: (a) expected cost savings from the merger cannot be fully realized or realized within the expected time frame; (b) revenues following the merger are lower than expected; (c) costs or difficulties related to the integration of the businesses of Wells Fargo and First Security are greater than expected; and (d) the merger is accounted for as a purchase rather than a pooling of interests.

Wells Fargo's reports filed with the SEC, including Wells Fargo's Form 10-K for the year ended December 31, 1999, describe additional factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements, including certain credit, market, operational, liquidity and interest rate risks associated with Wells Fargo's business and operations. Other factors described in Wells Fargo's December 31, 1999 Form 10-K include changes in business and economic conditions, competition, fiscal and monetary policies, disintermediation, legislation, the combination of the former Norwest Corporation and the former Wells Fargo & Company, and other acquisitions by Wells Fargo.

                            FIRST SECURITY OVERVIEW

-        2nd largest independent bank holding company in the Western United
         States.

- Operates 333 banking offices in seven western states, all within the Wells Fargo footprint.

-        #1 deposit market share in Utah ($5.1B, 27%) and Idaho ($3.1B, 31%).

                            DEPOSIT MARKET SHARE

STATE MARKET SHARE

                        DEPOSITS              MARKET                FSCO             WFC              PROFORMA
                         ($MM)                SHARE                 RANK            RANK              RANK (A)
                        --------              ------                ----            ----              --------

Utah                      $5,098               26.5 %                1               10                    1
Idaho                      3,123               30.8                  1                6                    1
New Mexico                 1,660               11.8                  3                1                    1
Nevada                     1,218                7.3                  5                2                    1
California                 1,020                0.2                 44                3                    3
Oregon                       492                1.7                 10                4                    4
Wyoming                      204                3.5                  8                4                    3

  Total                 $ 12,815



(A) PROFORMA MARKET SHARE RANK WITH WELLS FARGO, ADJUSTED FOR POTENTIAL DIVESTITURES SOURCE: SNL SECURITIES DEPOSIT DATA AS OF JUNE 30, 1999

DEAL STRUCTURE

-        Fixed exchange of WFC shares

        - > Exchange of 0.355 WFC shares for each FSCO share outstanding

        - > Total of approximately 71,600,000 WFC shares issued (based on Treasury method)

-       Deal value of $2,846 MM ($14.11 per share), with WFC at $39.75

-       Tax-free exchange

-       Pooling accounting

-       Second half 2000 close

                                  DEAL PRICING

PRICE MULTIPLES

Price to Market                                         1.16    X

Price to Book                                           1.56    X

Price to 1999 Earnings                                  10.2    X

Price to Estimated 2000 Earnings                        11.8    X

Tangible Premium to Deposits                            12.3    %

                                  DEAL RESULTS


- Accretive Immediately to Wells Fargo EPS (excluding merger related expenses and any First Security special charges)

-        Internal Rate of Return - 15%+

                              KEY ASSUMPTIONS

FSCO CORE 2000 EPS                                      $1.20

REVENUE SYNERGIES                               NONE INCLUDED

EXPENSE SAVES                                         $125 MM

% of FSCO 1999 Expenses                                  15 %

MERGER EXPENSES                                       $375 MM

DEPOSIT DIVESTITURES                                   $1.2 B

                           ACQUISITION RATIONALE

-        Provides #1 market position in Utah, Idaho, Nevada and New Mexico

- Solidifies our position in the Intermountain West region, which is the fastest-growing regional economy in the United States

-        Cultural fit with Wells Fargo's regional approach to banking

-        Expands our customer base for cross-selling additional products

MEDIA                      INVESTORS

Larry Haeg                 Robert S. Strickland      Brad Hardy                     Scott Ulbrich
Wells Fargo & Company      Wells Fargo & Company     First Security Corporation     First Security Corporation
415-396-3070               415-396-0523              801-246-5976                   801-246-5706
wellsfargo.com                                       firstsecuritybank.com

       WELLS FARGO & COMPANY AND FIRST SECURITY CORPORATION AGREE TO MERGE

SAN FRANCISCO and SALT LAKE CITY, April 10, 2000 -- Wells Fargo & Company (NYSE:
WFC) and First Security Corporation (NASDAQ: FSCO) said today they have signed a definitive agreement for the merger of Wells Fargo and First Security. The combined company will be the largest banking franchise in deposits in Utah, Nevada, New Mexico, and Idaho, which comprise the nation's fastest growing regional economy.

First Security, based in Salt Lake City, at year-end 1999 had $23 billion in assets, 333 banking locations (including 45 in-store locations), 535 ATMs, and 9,600 employees. The company owns Utah's largest bank, is the second largest independent bank holding company in the western United States and the nation's oldest multi-state bank holding company, founded in June 1928. Among its subsidiaries are CrossLand Mortgage, which has 135 offices in 28 states and originated $14.5 billion in mortgages last year, and FS Van Kasper, a full service investment banking and brokerage business with 12 regional offices.

Under terms of the agreement, approved by the boards of both companies, First Security stockholders will receive 0.355 of a share of Wells Fargo common stock in exchange for each share of First Security common stock.

                                     (more)

The transaction is expected to be completed in the second half of this year. It is expected to be accounted for as a pooling of interests and requires approval from banking regulators and First Security shareholders. The transaction is expected to be tax-free for First Security stockholders.

In addition, First Security has granted to Wells Fargo an option exercisable, in whole or in part, under certain circumstances to purchase authorized but unissued shares of First Security common stock equal to 19.9 percent of First Security's shares currently outstanding.

The transaction, based on Wells Fargo's closing stock price of $43.6875 on April 3, 2000, values each First Security share at $15.50 for a total transaction value of approximately $3.2 billion. First Security has approximately 206 million diluted shares. The transaction exceeds Wells Fargo's internal rate of return goals and is expected to add to Wells Fargo's earnings per share in the second year of operations. For the integration of the two companies, Wells Fargo expects to incur merger and integration charges of approximately $375 million.

"After careful consideration of our alternatives, we believe it's in the long-term best interests of our employees, customers, communities and stockholders that First Security partner with an outstanding organization whose vision, values and history are very similar to ours," said Spencer F. Eccles, First Security's chairman and CEO. "Like First Security, Wells Fargo is committed to its employees, has a reputation for outstanding customer service and local decision-making, and is committed to being an outstanding corporate citizen.

                                     (more)

This combination will provide our customers with more convenience than ever before across virtually all of the midwestern and western United States. It also will provide our stockholders with an investment in a highly-regarded company with significant growth potential." Eccles is expected to be elected to the Wells Fargo board of directors.

"First Security and its outstanding team of people have earned a reputation as one of the best banking franchises in the western United States because they put customers and communities first," said Dick Kovacevich, Wells Fargo's President and Chief Executive Officer. "The customers and cultures of our two companies are remarkably similar. Both companies compete not just in banking but in the far larger, faster growing industry called financial services. First Security and Wells Fargo also share a commitment to people as a competitive advantage, outstanding customer service, local decision-making and community involvement. We look forward to combining our resources so we can satisfy all the financial needs of First Security's customers - individuals, small businesses, middle market businesses, farmers and ranchers, and large corporate customers - and help them succeed financially. Together, we want to be known as the premier provider of financial services in every single one of our communities across our combined banking franchise, soon to be 23 states."

To receive federal regulatory approval and comply with government anti-trust guidelines, Wells Fargo and First Security expect to sell about $1.2 billion of deposits and associated loans. First Security expects to release its first quarter 2000 earnings on April 19, 2000. First Security's earnings will reflect special charges incurred for its termination of the merger agreement with Zions Bancorporation.

                                     (more)

First Security has banking operations in seven states: Utah (138 locations), Idaho (87), New Mexico (45), Nevada (23), California (15), Oregon (14), and Wyoming (8).

Wells Fargo has banking operations in 22 states: Arizona (312 banking stores), California (1,006), Colorado (116), Idaho (17), Illinois (8), Indiana (43), Iowa
(43), Michigan (34), Minnesota (163), Montana (41), Nebraska (30), Nevada (116), New Mexico (93), North Dakota (26), Ohio (1), Oregon (126), South Dakota (51), Texas (430), Utah (24), Washington (136), Wisconsin (60), and Wyoming (9). By the end of this quarter, Wells Fargo is scheduled to enter its 23rd banking state with the acquisition of National Bancorp of Alaska which has $3 billion in assets and 54 banking locations.

Wells Fargo is a $218 billion diversified financial services company providing banking, insurance, investments, mortgage and consumer finance from more than 5,300 financial services stores and the Internet (wellsfargo.com) across North America and elsewhere internationally.

This news release has forward-looking statements about the financial condition, results of operations and business of Wells Fargo on a pro forma basis assuming completion of the proposed merger transaction with First Security. These include statements about: (a) the anticipated closing date of the merger; (b) the expected effect of the merger on Wells Fargo's future earnings per share; (c) the expenses expected to be incurred by Wells Fargo to integrate the two companies; (d) the accounting method Wells Fargo is expected to use to account for the merger; (e) the business opportunities and strategies expected for Wells Fargo and First Security after the merger; and (f) other statements that include the words "believes," "expects," "anticipates," "intends," "estimates," "should" or similar expressions.

These forward-looking statements involve risks and uncertainties. Factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements include, among other things:
(a) expected cost savings from the merger cannot be fully realized or realized within the expected time; (b) revenues following the merger are lower than expected; (c) costs or difficulties related to the integration of the businesses of Wells Fargo and First Security are greater than expected; and (d) the merger is accounted for as a purchase instead of a pooling of interests.

Wells Fargo's reports filed with the SEC, including Wells Fargo's Form 10-K for the year ended December 31, 1999, describe more factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements, including certain credit, market, operational, liquidity and interest rate risks associated with Wells Fargo's business and operations. Other factors described in Wells Fargo's December 31, 1999 Form 10-K include changes in business and economic conditions, competition, fiscal and monetary policies, customers choosing not to use banks for transactions, legislation, the combination of the former Norwest Corporation and the former Wells Fargo & Company, and other acquisitions by Wells Fargo.

                                      * * *

This news release may be deemed to be solicitation material in respect of the proposed acquisition of First Security by Wells Fargo through the merger of a wholly-owned subsidiary of Wells Fargo with and into First Security, pursuant to an Agreement and Plan of Reorganization, dated as of April 9, 2000, by and between First Security and Wells Fargo (including all exhibits attached thereto, the "Agreement"). This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission (SEC). First Security and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Spencer
F. Eccles, Morgan J. Evans, L. Scott Nelson, J. Pat McMurray, Brad D. Hardy, Scott C. Ulbrich, Michael P. Caughlin, Mark D. Howell and David R. Golden

Of these directors and executive officers, Spencer F. Eccles may be deemed a beneficial owner of approximately 6,999,381 million shares of First Security's common stock (constituting approximately 3.3% of the outstanding common stock). None of the other persons listed above owns more than 1% of the outstanding shares of First Security's common stock. The ownership information is as of December 31, 1999. In addition, in connection with the merger, each of Spencer
F. Eccles, Morgan J. Evans, L. Scott Nelson, J. Pat McMurray, Brad D. Hardy, Scott C. Ulbrich, Michael P. Caughlin, Mark D. Howell and David R. Golden has entered into an employment agreement that provides for payments in connection with continued employment after certain business combinations, including the merger.

In connection with the proposed merger, Wells Fargo will file a registration statement on Form S-4 with the SEC. Stockholders of First Security are encouraged to read the registration statement, including the proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) and from First Security's and Wells Fargo's corporate secretaries.

                                      # # #